Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-208305
PROSPECTUS SUPPLEMENT
(To Prospectus dated December 20, 2016)
Common Shares
Euroseas Ltd.
This prospectus supplement amends the existing base prospectus that forms a part of the Registration Statement on Form F-3 (File No. 333-208305), which became effective December 19, 2016, to update the subsection entitled “Shareholders’ Rights Plan” in the section entitled “Description of Capital Stock” set forth in the existing base prospectus.  The section set forth in this prospectus supplement entitled “Description of Capital Stock—Shareholders’ Rights Plan” replaces and supersedes in its entirety the section entitled “Description of Capital Stock—Shareholders’ Rights Plan” set forth in the existing base prospectus and the prospectus supplement dated October 30, 2018.
On May 10, 2019, the Board of Directors of Euroseas Ltd., a Marshall Islands corporation (the “Company”), authorized and declared a dividend of one right to purchase one-thousandth of a share of a newly authorized series of preferred stock for each outstanding share of common stock of the Company.
The Company’s common shares are listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “ESEA”.  The last reported sale price of our common shares on Nasdaq on May 29, 2019 was $0.64 per share.
Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 6 of the existing base prospectus and in the applicable prospectus supplements.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 30, 2019

Shareholders' Rights Plan
On May 10, 2019, we adopted a shareholder rights agreement dated as of May 27, 2019 (the “Rights Plan,” when reference herein refers to a time on or after May 27, 2019) and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series C Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2019. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series C Participating Preferred Stock at an exercise price of $3.00, subject to adjustment. The rights will expire on the earliest of (i) May 31, 2029 or (ii) redemption or exchange of the rights. The Rights Plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. We believe that the Rights Plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance.